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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL
RECEIVED
PROCESSING
MAR 0 1 2002

SEC FILE NUMBER
8- 51823

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

VORPAHL WING SECURITIES

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 W. RIVERSIDE AVE., SUITE 205
(No. and Street)

SPOKANE	WA	99201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIM VORPAHL — 509 747 1749 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHOEDEL & SCHOEDEL, CPAS
(Name — *if individual, state last, first, middle name*)

422 W. RIVERSIDE AVE., SUITE 1420	SPOKANE	WA	99201
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tim Vorpahl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vorpahl Wing Securities, as of DECEMBER 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President
Title

Christine C. Lefkowski
Notary Public

CHRISTINE C. LEFKOWSKI
NOTARY PUBLIC
STATE OF WASHINGTON
EXPIRES MARCH 4, 2003

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SEC MAIL
RECEIVED
PROCESSING
MAR 0 1 2002
WASH. D.C.
365
SECTION

VORPAHL WING SECURITIES, INC.
(A Washington Corporation)
Spokane, Washington

FINANCIAL STATEMENTS
WITH AUDITOR'S REPORT
December 31, 2001



J. DAN SCHOEDEL, C.P.A.
PATRICK A. TERHAAR, C.P.A.
JAMES R. HARLESS, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201
509 • 747•2158
FAX 509 • 458•2723

Tim Vorpahl, President
Vorpahl Wing Securities, Inc.
505 W. Riverside Ave., Suite 205
Spokane, Washington 99201

We have audited the accompanying balance sheet of Vorpahl Wing Securities, Inc. (a Washington Corporation) as of December 31, 2001, and the related statements of income, retained earnings and changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vorpahl Wing Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supporting data contained in Schedules I through IV is presented for the purpose of additional analysis and is not a required part of the basic financial statements of the organization. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schoedel & Schoedel

January 29, 2002

VORPAHL WING SECURITIES, INC.
Spokane, Washington

BALANCE SHEET
December 31, 2001

ASSETS

CURRENT ASSETS:	
Accounts receivable - commissions	$ 15,984
Advances to corporate officer	33,829
Central Registration Depository	154
Security deposit	115
Wedbush-Morgan deposit account	25,185
Total current assets	75,267
PROPERTY, PLANT AND EQUIPMENT:	
Net of accumulated depreciation	2,634
INTANGIBLE ASSETS:	
Net of accumulated amortization	1,401
	$ 79,302

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:	
Bank drafts in excess of balance	$ 752
Credit card payable	1,410
Accounts payable	2,499
Accrued payroll taxes	1,226
Pension plan payable	1,704
Note payable - current portion	536
Total current liabilities	8,127
LONG-TERM LIABILITY:	
Long-term debt, less current portion	1,606
STOCKHOLDER'S EQUITY:	
Authorized capital consisting of 10,000 shares of $1 par value, issued and outstanding 1,000 shares	1,000
Retained earnings - C corporation	64,035
Retained earnings - S corporation	4,534
Total stockholder's equity	69,569
	$ 79,302

See Independent Auditor's Report and the accompanying notes.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

STATEMENT OF INCOME
For the year ended December 31, 2001

REVENUES:	
Commissions	$ 159,755
Gain on asset sales	1,934
Interest earned	918
Interest participation	1,713
Total revenues	164,320
EXPENSES:	
Advertising	3,716
Bank/investment charges	757
Broker Commissions	1,703
Business gifts	116
Charitable donations	871
CRD expenses	86
Depreciation and amortization	10,487
Dues and subscriptions	3,626
Education	101
Gross wages	20,786
Insurance	275
Interest	346
Legal and accounting	7,940
Marketing	3,200
Meals and entertainment	2,118
Medical reimbursement	3,773
Office expense	2,957
Officer compensation	36,000
Other expenses	351
Payroll taxes	4,848
Pension plan	3,168
Postage	2,082
Rent	7,646
Repairs and maintenance	92
Taxes and licenses	1,307
Telephone	4,718
Travel	1,378
Total expenses	124,448
NET INCOME	$ 39,872

See Independent Auditor's Report and the accompanying notes.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2001

	Capital Stock		Retained Earnings		Total Stockholder's Equity
	Common		Corporations		
	Shares	Amount	C	S	
Balances at January 1, 2001	1,000	$ 1,000	$ 73,121	$ -	$ 74,121
Net income	-	-	-	39,872	39,872
Distributions	-	-	-	(35,338)	(35,338)
Dividends	-	-	(9,086)	-	(9,086)
Issuance of common shares	-	-	-	-	-
Balance at December 31, 2001	1,000	$ 1,000	$ 64,035	$ 4,534	$ 69,569

See Independent Auditor's Report and the accompanying notes.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

STATEMENT OF CASH FLOWS
For the year ended December 31, 2001

CASH FLOWS FROM OPERATIONS:	
Net income	$ 39,872
Adjustments needed to reconcile net income to net cash flows from operating activities:	
Amortization	1,066
Depreciation	9,420
Net (increase) decrease in receivables - commissions	(4,135)
Net (increase) decrease in security deposits	(115)
Net increase (decrease) in payables	693
Net increase (decrease) in accrued payroll taxes	(7,224)
Net increase (decrease) in accrued income taxes	(1,449)
Net increase (decrease) in deferred income taxes	(1,342)
Net increase (decrease) in pension plan payable	1,704
Net increase (decrease) in bank drafts in excess of balance	(2,339)
Net cash flows from (used by) operating activities	36,151
CASH FLOWS FROM (USED BY) INVESTING ACTIVITIES:	
Purchase of equipment	(5,815)
Net (increase) decrease in advance to officers	9,500
Net (increase) decrease in deposit accounts	2,446
Net cash flows from (used by) investing activities	6,131
CASH FLOWS FROM (USED BY) FINANCING ACTIVITIES:	
Proceeds of issuance of long-term debt	2,162
Principal payments on long term debt	(20)
Distributions to shareholder	(44,424)
	(42,282)
NET INCREASE (DECREASE) IN CASH	-
CASH BALANCE - Beginning of year	-
CASH BALANCE - End of year	$ -

SUPPLEMENTAL DATA:	
Interest paid in cash	$ 346

See Independent Auditor's Report and the accompanying notes.

NOTES TO FINANCIAL STATEMENTS
December 31, 2001

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS:

Organization and Nature of Operations - The Company was incorporated April 19, 1996. The Company is an Introducing Broker in securities, which is a non-clearing broker dealer (fully disclosed.) The Company accepts customer orders, but elects to clear the orders through another broker for cost efficiency. The Company is licensed by the National Association of Securities Dealers and must maintain a minimum net capital of $5,000.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Accounting Method - The Company prepares its financial statements on the accrual basis with a fiscal year-end of December 31.

Federal Income Taxes - Effective January 1, 2001, Vorphal Wing Securities elected to be taxed as an "S" Corporation. Therefore, no provision for income tax will be made subsequent to that date. Any tax obligation will be paid by the owner on his individual return.

Property and Equipment - Property and equipment is stated at cost, and is depreciated by straight-line and accelerated methods over the estimated useful lives of the various assets.

Intangible Assets - Intangible assets are stated at cost, and are amortized by the straight-line method. Startup costs and an NASD fee are amortized over 60 months. Loan fees are amortized over the life of the loan.

Cash - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents.

Accounting Estimates - Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Advertising - Advertising costs are expensed as incurred.

Compensated Absences - Employees of the Company are entitled to paid vacation and paid sick days, based on various factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

NOTES TO FINANCIAL STATEMENTS
December 31, 2001

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment, the related accumulated depreciation and the depreciation lives and methods at December 31, 2001 is summarized as follows:

Description	Life	Method	
Phone/Computer systems	5-7 years	SL/Accelerated	$ 19,124
Office Equipment/Furniture	5-7 years	SL/Accelerated	10,602
Total			29,726
Less: Accumulated depreciation			27,092
Balance			$ 2,634

Depreciation expense was $9,420 for the year ended December 31, 2001.

NOTE 4 - LEASES:

The Company pays $1,600 monthly to Kiemle & Hagood Company for leasing the Washington Mutual Financial Center premises that it occupies. This lease agreement was on a month-to-month basis through February, 2002.

Subleases - The Company subleases office space to one additional occupant. The Company receives $850 monthly from the sub-lessee. These agreements are verbal and on a month-to-month basis.

Subsequent Lease: During February, 2002 the Company relocated its office to the Fernwell building, which is also in the downtown Spokane area. The new lease agreement is for one year. The Company pays $1,000 monthly for the first six months and $1,100 monthly for the next six months. There are no sublease arrangements with other tenants, but office space is available for such an arrangement in the future.

NOTE 5 - LONG-TERM DEBT:

During 2001, the Company entered into a 36 month lease-to-own contract for an office copier. The contract is for $2,162, with monthly payments of $115. The agreement also includes full service coverage, machine supplies and 1000 copies monthly.

See Independent Auditor's Report.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

NOTES TO FINANCIAL STATEMENTS
December 31, 2000

NOTE 5 - LONG-TERM DEBT (Continued):

The aggregate annual amount of required payment on the long-term debt is as follows:

2002	$ 536
2003	723
2004	883
	$ 2,142

NOTE 6 - PLEDGED ASSETS:

All accounts receivable, equipment and furnishings have been pledged as collateral for a loan incurred by the corporation's sole shareholder.

NOTE 7 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the exchange which also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $31,251, which was $26,251 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1 to 3.21, resulting in a percentage of aggregate indebtedness to net capital of 31%.

NOTE 8 - SAVING INCENTIVE MATCH PLAN FOR EMPLOYEES (SIMPLE) 401 (K) PENSION PLAN:

In 2000, the Company started a SIMPLE-IRA for all qualified employees. Contributions are made at the discretion of management. Contributions for 2001 totaled $1,704.

See Independent Auditor's Report.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2001

Net Capital		
Total stockholder's equity		$ 69,569
Deductions and/or charges:		
Non allowable assets:		
Receivables from non-customers	$ 33,829	
Excess clearing deposit	185	
Furniture, equipment, net	2,634	
Intangible assets, net	1,401	
CRD balance	154	
Security deposit	115	
Total assets		38,318
Net Capital		$ 31,251
Aggregate indebtedness		
Items included in balance sheet:		
Bank drafts in excess of balance	752	
Credit card payable	1,410	
Accounts payable	2,499	
Accrued payroll taxes	1,226	
Pension plan payable - employer match	1,704	
Note payable - secured	2,142	
Total aggregate indebtedness		$ 9,733
Computation of basic net capital requirement		
Minimum net capital required:		$ 5,000
Excess net capital		$ 26,251
Excess net capital at 1,500 percent		$ 30,602
Excess net capital at 1,000 percent		$ 30,278
Ratio: Aggregate indebtedness to net capital		1 to 3.21
Percentage: Aggregate indebtedness to net capital		31%

Reconciliation with company's computation (included in Part II of Form X-17 A-5 as of December 31, 2001)

Net capital, as reported in Company's Part II (unaudited) Focus Report	$ 32,955
Audit adjustment to pension plan payable	(1,704)
Net capital per above	$ 31,251

See Independent Auditor's Report.

Schedule II

Vorpahl Wing Securities, Inc. is an introducing Broker only, and claims exemption from Rule 15c3-3 under Section (k)(2)(B): All customer transactions are cleared through another broker on a fully disclosed basis. This computation is not applicable.

Schedule III

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2001

Vorpahl Wing Securities, Inc. is an introducing Broker only, and claims exemption from Rule 15c3-3 under Section (k)(2)(B): All customer transactions are cleared through another broker on a fully disclosed basis. This computation is not applicable.

Schedule IV

Schedule of Segregation Requirements and Funds in Segregation
for Customers' Regulated Commodity Futures and Options Accounts
As of December 31, 2001

Vorpahl Wing Securities, Inc. is an introducing Broker only, and claims exemption from Rule 15c3-3 under Section (k)(2)(B): All customer transactions are cleared through another broker on a fully disclosed basis. This computation is not applicable.

See Independent Auditor's Report.

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE

Mr. Timothy Vorpahl
Vorpahl Wing Securities

In planning and performing our audit of the financial statements of Vorpahl Wing Securities, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 17c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE (Continued)

Mr. Timothy Vorpahl
Vorpahl Wing Securities

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and the use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



SCHOEDEL & SCHOEDEL
Certified Public Accountants

January 29, 2002

See Independent Auditor's Report.